Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES OPERATION AND CONSTRUCTION UPDATE

April 19, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces first quarter production, on a 100% basis, of 19.2 million pounds of copper and 316,000 pounds of molybdenum for its 75% owned Gibraltar Mine.

Russell Hallbauer, President and CEO of Taseko, stated, “First quarter copper production was hampered by harsh winter conditions in January and February and by an unscheduled four day maintenance down.

While severe winter weather also affected construction of the SAG direct feed system, ore will be delivered to the new system at the end of this week to begin commissioning. The new feed system will eliminate the current secondary crusher bottleneck and increase Gibraltar’s daily milling capacity by more than 20% over that achieved in 2010, especially in winter conditions.”

Mr Hallbauer continued, “Engineering and procurement of the Gibraltar Development Plan 3 (GDP3) investment is well underway. All major mining and milling equipment has been secured and delivery schedules are set. Construction activity will commence in May, with commissioning scheduled for December of 2012.

Molybdenum recovery at Gibraltar continues to improve and is now approaching an average of 40%, up from the 25% achieved in 2010. This is a strong indication that the new molybdenum plant being built as a component of GDP3 will add appreciably to total molybdenum metal production as a result of recovery improvement as well as increased throughput.

An updated Gibraltar reserve model is scheduled to be completed by the third week of May. It is anticipated that a significant portion of our 500 million tons of resources can be converted into the reserve category, considerably increasing total copper and molybdenum metal production in our long term mine plan.

Once GDP3 is complete in December 2012, Gibraltar will have production capacity of 180 million pounds of copper and 3 million pounds of molybdenum annually for the life of the mine.”

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com